Exhibit

Exhibit Description

99.1	Announcement on 2011/10/26: UMC announced its unconsolidated operating results for the third quarter of 2011

99.2	Announcement on 2011/10/26: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2011/10/26: To announce related materials on acquisition of UMC New Business Investment Corporation common shares

99.4	Announcement on 2011/11/04: UMC will attend investor conferences on 2011/11/07

99.5	Announcement on 2011/11/15: Mainland Chinese company investment on behalf of subsidiary, TLC Capital Co., LTD.

99.6	Announcement on 2011/11/15: UMC will attend investor conferences on 2011/11/16

99.7	Announcement on 2011/11/18: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2011/11/21: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2011/11/08: October Revenue

99.10	Announcement on 2011/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC announced its unconsolidated operating results for the third quarter of 2011

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/10/26

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public:2F Shangri-La Ballroom, Far Eastern Plaza Hotel

201	Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information:UMC Q3 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release:

UMC Reports Third Quarter 2011 Results

28nm technology platform development accelerating;

company to maintain operating profitability despite declining utilization

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the third quarter of 2011. Revenue was NT$25.19 billion, a 10.5% quarter-over-quarter decrease from NT$28.15 billion in 2Q11, and a 22.9% year-over-year decrease from NT$32.65 billion in 3Q10. Gross margin was 19.8%, operating margin was 6.1%, net income was NT$1.95 billion, and earnings per ordinary share were NT$0.16.

Dr. Shih-Wei Sun, CEO of UMC, said: “In Q3 2011, revenue was in line with UMC’s guidance. We shipped 1.03 million 8-inch equivalent wafers, with ASP remaining flat. Overall utilization rate was 74%, with 40% of revenue coming from 65nm & below technologies.”

Dr. Sun continued “We maintain our previous semiconductor market view as we enter the fourth quarter of 2011, with unresolved European and U.S. sovereign debt, China inflation, and limited inventory distribution and digestion visibility through the supply chain all contributing to industry uncertainty. Accordingly, semiconductor market demand remains weak, as reflected by our customers’ conservative order patterns. During this time, UMC will continue with its cautious approach. We do anticipate UMC’s rate of revenue decline to ease in Q4, and will maintain operating profitability as our efforts to strengthen the company’s operating efficiency and cost structure bear fruit.”

¡§Despite the dynamic nature of the semiconductor industry, we believe that customer-driven development of advanced processes and IP platforms will form the foundation of UMC’s next growth phase. In addition to our volume-production 40nm technologies, we have also invested heavily to develop our 28nm technologies and IP platforms, including the High-K/Metal-Gate 28HPM and the Poly/SiON 28HLP processes. UMC’s 28HPM process is developed with the mainstream Gate-Last approach, and is suitable for high performance mobile devices and high-speed networking products. The 28HLP platform delivers industry leading performance-to-

cost ratio through the adoption of traditional Poly/SiON gate-stack and proprietary performance enhancement process features. These 28nm technologies are supported with robust IP platforms developed through cross collaboration with ARM, Synopsys, and our customers to create optimized 28nm integrated solutions. Customer 28HLP product has entered pilot production, with 28HPM scheduled for pilot production in mid 2012. We are optimistic about our 28HLP and 28HPM since they form the dual-engine that will propel UMC’s advanced process growth, strengthen our future competitiveness, and enhance our portfolio of comprehensive foundry solutions available to UMC customers.”Fourth Quarter of 2011 Outlook & Guidance-Wafer shipment: Approximately 10% decrease. Capacity utilization: Mid to high 60% range. Operating Margin:Low single-digit percentage range

5.Any other matters that need to be specified:None.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/10/20~2011/10/26
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $514,628,500 NTD; total transaction price: $514,628,500 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of UMC New Business Investment Corporation common shares
1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield):Common shares of UMC New Business Investment Corporation

2.Date of occurrence of the event:2011/10/26

3.Volume, unit price, and total monetary amount of the transaction:

Trading volume: 150,000,000 shares; Average unit price: $10 NTD;

Total amount: $1,500,000,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Investee company which UMC holds 100%.

5.Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment of $1,500,000,000 NTD ;None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: New share issuance;

The reference basis for the decision on price: New share issuance;

The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Cumulative volume: 600,000,000 shares;Amount: $6,000,000,000 NTD; Percentage of holdings: 100%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 21.69%;

Ratio of shareholder’s equity: 26.56%;

The operational capital as shown in the most recent financial statement:

$38,643,784 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition:Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $8.29 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2011/11/07

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/11/07

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Grant Hyatt, Taipei, Taiwan

3.Financial and business related information: The Company will attend ”Access Taiwan Conference 2011” held by Deutsche Bank on 2011/11/07 in Grant Hyatt, Taipei, Taiwan.

4.If a press release is distributed, the content of the press release: None.

5.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.5

Mainland Chinese company investment on behalf of subsidiary, TLC Capital Co., LTD.

1.Date of occurrence of the event:2011/11/15

2.Method of the present increase (decrease) in investment:

Investment in mainland Chinese company Chu Dong Multimedia Technology (Shanghai) Co., Ltd through Touch Media International Holdings (Cayman Islands)

3.Transaction volume, price per unit, and total monetary amount of the transaction:

Warrant exercise 309,871 shares, price per share US$1.2628; Preferred C 987,594 shares, price per share US$1.7214, Total amount USD$2,091,304.

4.Company name of the invested mainland Chinese company:

Chu Dong Multimedia Technology (Shanghai) Co., Ltd

5.Paid-in capital of said invested mainland Chinese company: USD$ 6,000,000

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

USD$ 6,000,000

7.Main business items of said invested mainland Chinese company:

Development and design of multimedia technology.

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$12,424,379.06

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$-12,883,752.20

11.Amount of actual investment to date in said invested mainland Chinese company:USD$ 177,872

12.Counterparty to the transaction and its relationship to the Company:NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:NA

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times:NA

15.Gain (or loss) on disposal:NA

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

Negotiated by TLC Capital Co., LTD and the investee company; The exercise price of warrant / The subscription price of rights issue; Chairman and Presidents’ Office

18.Broker:None

19.Concrete purpose of the acquisition or disposal: Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$39,398,076.37

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 23.53%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 15.57%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 15.64%

25.Total amount of actual investment in the mainland China area to date: USD$31,611,583.37

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 18.88%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 12.49%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 12.55%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

Y2008:-NT$2,469,706

Y2009:NT$2,456,989

Y2010:-NT$709,986

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:

None

32.Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2011/11/16

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/11/16

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Barcelona, Spain

3.Financial and business related information:

The Company will attend TMT Conference held by Morgan Stanley from 2011/11/16 to 2011/11/18 in Barcelona, Spain.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/04/14~2011/11/18
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $689,737,300 NTD; total transaction price: $689,737,300 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/10/18~2011/11/21
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $524,738,253 NTD; total transaction price: $524,738,253 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.9

United Microelectronics Corporation
November 8, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes%
October	Invoice amount	6,246,379	7,205,390	-959,011-13.31%
2011 year to date	Invoice amount	66,952,606	72,202,959	-5,250,353-7.27%
October	Net sales	8,255,460	10,700,048	-2,444,588-22.85%
2011 year to date	Net sales	89,709,745	99,811,953	-10,102,208-10.12%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Fair Value	0	0
Net Profit from Fair Value	-2,857	0
Written-off Trading Contracts	24,839,768	0
Realized profit (loss)	-140,618	0

Exhibit 99.10

United Microelectronics Corporation
For the month of October, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2011	Number of shares held as of October 31, 2011	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	September30, 2011	October 31, 2011	Changes
—	—	—	—	—